SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 0208

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR & BRITVIC ANNOUNCE 5 YEAR AGREEMENT

Ryanair, Euro
pe's largest low fares airline
and
Britvic International
, today (
Wednesday,
4
th
 June
 2008
)
 announce
d

a new 5 year supply agreement for soft drinks
 onboard Ryanair's 1,000 daily flights
.

T
his new agreement will allow Ryanair passengers to enjoy Pepsi, 7-Up,
 J20 and
Britvic's range of juices
 onboard
 all Ryanair's lowest fare flights

until 2013.

Speaking today, Ryanair's Eddie Wilson
,
 said:

"This agreement will continue Ryanair's longstanding relationship with Britvic until 2013
, providing our 60 million passengers with Britvic's
outstanding
range of
quality
soft drinks and juices onboard every Ryanair flight.

"
To celebrate, Ryanair is giving away 250,000 one-way flights for £10, and we urge passengers to book immediately on
www.ryanair.com

and enjoy one of Britvic's
outstanding
soft drinks onboard with the money they've saved"
.

Clark McIlroy,

General Manager Britvic International
,
 said
:

"Britvic International is delighted to continue its longstanding relationship with Ryanair and looks forward to realising the exciting growth potential over the next 5 years. This agreement also provides the opportunity for Britvic International to work closely with Retail in Motion, another key operator that is driving innovation and change within the airline industry."

Ends.

Wednesday, 4
th
 June 2008

For further information:

Lorna

Farren

- Ryanair

Pauline

McAlester
 -
Murray
 Consultants
Tel: 00 353 1 812 1
271

   Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  04 June 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director